EXHIBIT 99.3

MAHANAGAR TELEPHONE NIGAM LIMITED
(A GOVERNMENT OF INDIA ENTERPRISE)
CORPORATE OFFICE

MTNL/SECTT/SEJ2OIO April 19, 2010

To

The Secretary,
National Stock Exchange/Bombay Stock Exchange/
Delhi Stock Exchange/Calcutta Stock Exchange
Madras Stock Exchange/NYSE.

Sub:	Shareholding Pattern for the Q.E. 31.03.2010 in terms of Clause 35 of the Listing Agreement.

Dear Sir/Madam

Pursuant to clause 35 of the Listing Agreement, we are enclosing herewith the Shareholding Pattern for the Q. E. on 31.03.2010.

Kindly take the same on record.

Thanking you,

Encl: a/a

	Name of the Company:	MAHANAGAR TELEPHONE NIGAM LIMITED
	Scrip Code:	C4TELE1O8		Quarter Ended:	3/31/2010
Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a
					As a percentage of (A+B)1	As a percentage of (A+B+C)	No. of Shares Pledged or encumbered	As a %
(A)	Shareholding of Promoter and Promoter Group2						NIL	NIL
1	Indian						NIL	NIL
(a)	Individuals/ Hindu Undivided Family						NIL	NIL
(b)	Central Government/ State Governments	1	354372740	NIL	59.13	56.25	NIL	NIL
	Bodies Corporate				0.00	0.00	NIL	NIL
(d)	Financial Institutions/ Bar				0.00	0.00	NIL	ND.
(e)	Any Others(Specify)				0.00	0.00	NIL	NIL
(e-I)					0.00	0.00	NIL	NIL
(e-II)					0.00	0.00	NIL	NIL
							NIL	NIL
							NIL	NIL
	Sub Total(A)(1)	1	354372740	0	59.13	56.25	NIL	NIL

2	Foreign
a	Individuals (Non-Residents Individuals/ Foreign Individuals)				0.00	0.00	NIL	NIL
b	Bodies Corporate				0.00	0.00	NIL	NIL
c	Institutions				0.00	0.00	NIL	NIL
d	Any Others(Specify)				0.00	0.00	NIL	NIL
d-I					0.00	0.00	NIL	NIL
d-II					0.00	0.00	NIL	NIL

	Sub Total(A)(2)	0	0	0	0.00	0.00	NIL	NIL

	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	1	354372740	0	59.13	56.25	NIL	NIL

(B)	Public shareholding
1	Institutions
(a)	Mutual Funds/UTI	21	10308674	10304974	1.72	1.64	NIL	NIL
(a)	Financial Institutions/Banks	42	132198626	132196426	22.06	20.98	1225	0.00
(c)	Central Government/State Government(s)				0.00	0.00	NIL	NIL
	Venture Capital Funds				0.00	0.00	NIL	NIL
(e)	Insurance Companies				0,00	0.00	NIL	NIL
(f)	Foreign Institutional Investors	70	38545093	38545093	6.43	6.12	NIL	NIL
(g)	Foreign Venture Capital Investors	.			0.00	0.00	NIL	NIL
(h)	Any Other (specify)				0.00	0.00	NIL	NIL
	Sub-Total (B)(1)	133	181052393	181046493	30.21	28.74	1225	0

B 2	Non-Institutions
(a)	Bodies Corporate	2247	18810569	18810569	3.14	2.99	5021085	26.69
(b)	Individuals
I	Individuals -i. Individual shareholders holding nominal share Capital up to Rs 1 lakh	143150	31936294	31845447	5.33	5.07	740462	2.32
II	II. Individual shareholders holding nominal share capital in excess of Rs 1 lakh	198	11380149	11380149	1.90	1.81	314100	2.76
(c)	Any Other (specify)
(c-i)	Clearing Members	204	413935	413935	0.07	0.07	0	0
(c-ii)	Trust	20	156440	156440	0.03	0.02	0	0
(c-iii)	NRI	1526	1190160	1190160	0.20	0.19	1600	0.13

	Sub-Total (B)(2)	147345	63887547	63796700	10.66	10.14	6077247	9.51

(B)	Total Public Shareholding (B)=(B)(1)+(B)(2)	147478	244939940	244843193	40.87	38.88	6078472	2.48

	TOTAL (A)+(B)	147479	599312680	244843193	100.00	95.13	6078472	1.01

(C)	Shares held by Custodians and against which Depository Receipts have been issued	2	30687320	30687320	NA	4.87	0	0

	GRAND TOTAL (A)+(B)+(C)	147481	630000000	275530513	NA	100.00	6078472	[ILLEGIBLE]

(I)(b)	Statement showing Shareholding of persons belonging to the category “Promoter and Promoter Group” for the Quarter ended 31st March, 2010

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1.	President of India	354372740	56.25
TOTAL		354372740	5625

(I)(c)	Statement showing Shareholding of persons belonging to the category “Public” and holding more than 1% of the total number of shares for the Quarter ended 31st March, 2010

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1.	Life Insurance Corporation of India	118517913	18.81
2.	Lotus Global Investments Ltd-ADR/GDR	12158972	1.93
TOTAL		130676885	20.74

(I)(d)	Statement showing details of locked-in shares for the Quarter ended 31st March, 2010

Sr. No.	Name of the shareholder	Category of Shareholder (Promoters/ Public)	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
	NOT APPLICABLE	NA.	N.A.	N.A.

(II)(a)	Statement showing details of Depository Receipts (DRs) for the Quarter ended 31st March. 2010

Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares
1. The Bank of New York Melon		1	29231764	4.64
2. The Bank of New York (ADRs)		1	1455556	0.23
Total		2	30687320	4.87

(II)(b)	Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares for the Quarter ended 31st March, 2010

Sr No.	Name of the DR Holder (ADRs)	Type of outstanding DR (ADRS, GDRs, SDRs, etc.)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares (i.e., Grand Total (A)+(B)÷(C) indicated in Statement at para (l)(a) above}
1.	The Bank of New York Melon	ADR	29231764	4.64
2.	The Bank of New York	ADR	1455556	0.23
TOTAL			30681320	4.87